J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
BofA Securities, Inc.
One Bryant Park
New York, New York 10036
August 6, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Timothy Buchmiller

Re:	Silk Road Medical, Inc.
Registration Statement on Form S-1
File No. 333-233044
Acceleration Request
Requested Date: August 8, 2019
Requested Time: 4:30 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Silk Road Medical, Inc. (the “Company”) for the acceleration of the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-233044) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective as of 4:30 P.M. Eastern Time, on August 8, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we hereby advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the Company’s Preliminary Prospectus, dated August 6, 2019, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus. We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

* * *

Very truly yours,

J. P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H. Burdett
Authorized Signatory

BOFA SECURITIES, INC.

By:	/s/ Milton Hsu, M.D.
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]